UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
October 24, 2008
Commission File Number 001-33434
CREDIT SUISSE
(Translation of registrant’s name into English)
Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Introduction
This report filed on Form 6-K contains certain information about Credit Suisse to be incorporated by reference in the Registration Statement on Form F-3 (file no. 333-132936). Credit Suisse Group AG’s financial report for the third quarter of 2008 (Credit Suisse Financial Report 3Q08) is attached as an exhibit to this Form 6-K and was filed with the US Securities and Exchange Commission (SEC) on October 24, 2008. The Bank is incorporating by reference the Credit Suisse Financial Report 3Q08 (except for the sections entitled “Dear shareholders” and “Investor Information”). The Credit Suisse Financial Report 3Q08 will be supplemented with fair value disclosures, which will be published on our website and filed with the SEC, on or about October 31, 2008.

Unless the context otherwise requires, reference herein to “Credit Suisse”, “the Group”, “we”, “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

The Bank, a Swiss bank and joint stock corporation established under Swiss law, is a wholly-owned subsidiary of the Group. The Bank’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.

References herein to “CHF” are to Swiss francs.

Forward-Looking Statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future the Group, the Bank and others on their behalf may make statements that constitute forward-looking statements.

When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Group’s and the Bank’s annual report on Form 20-F for the year ended December 31, 2007 (the Credit Suisse 2007 20-F), and subsequent annual reports on Form 20-F filed by the Group and the Bank with the SEC and the Group’s and the Bank’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Key information
Selected financial data
Selected income statement information

in	3Q08	3Q07	% change	9M08	9M07	% change

Statements of income (CHF million)

Net revenues	2,150	6,069	(65)	12,229	29,659	(59)

Provision for credit losses	126	4	–	312	32	–

Compensation and benefits	2,859	2,208	29	9,941	12,234	(19)

General and administrative expenses	1,939	1,766	10	5,034	4,964	1

Commission expenses	521	612	(15)	1,651	1,753	(6)

Total other operating expenses	2,460	2,378	3	6,685	6,717	0

Total operating expenses	5,319	4,586	16	16,626	18,951	(12)

Income/(loss) before taxes and minority interests	(3,295)	1,479	–	(4,709)	10,676	–

Income tax expense/(benefit)	(1,384)	(381)	263	(1,687)	1,250	–

Minority interests	(456)	770	–	(415)	3,161	–

Net income/(loss)	(1,455)	1,090	–	(2,607)	6,265	–

Selected balance sheet information

end of	3Q08	4Q07	% change

Balance sheet statistics (CHF million)

Total assets	1,368,973	1,333,742	3

Share capital	4,400	4,400	0

For additional information on the condensed consolidating statements of income for the three and nine months ended September 30, 2008 and 2007 and the condensed consolidating balance sheets as of September 30, 2008 and December 31, 2007, refer to Note 22 – Subsidiary guarantee information in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 3Q08. For a detailed description of factors that affect the results of operations of the Bank, refer to II – Operating and financial review – Operating environment in the Credit Suisse 2007 20-F and I – Credit Suisse Results – Operating environment in the Credit Suisse Financial Report 3Q08.

BIS statistics

		Basel II	Basel I	Basel II % change

end of	3Q08	4Q07	4Q07	QoQ

Capital (CHF million)

Tier 1 capital	28,207	29,828	32,254	(5)

of which non-cumulative perpetual preferred securities and capital notes	5,045	3,514	3,514	44

Total BIS regulatory capital	42,841	40,892	44,318	5

Capital ratios (%)

Tier 1 ratio	9.6	9.6	11.0	–

Total BIS regulatory capital ratio	14.6	13.2	15.1	–

Operating and financial review and prospects
Except where noted, the business of the Bank is substantially the same as the business of the Group, and substantially all of the Bank’s operations are conducted through the Private Banking, Investment Banking and Asset Management segments. These segment results are included in Core Results. Certain other assets, liabilities and results of operations are managed as part of the activities of the three segments, however, since they are legally owned by the Group, they are not included in the Bank’s consolidated financial statements. These relate principally to the activities of Clariden Leu, Neue Aargauer Bank and BANK-now, which are managed as part of Private Banking. Core Results also includes certain Group corporate center activities that are not applicable to the Bank.

These operations and activities vary from period to period and give rise to differences between the Bank’s consolidated assets, liabilities, revenues and expenses, including pensions and taxes, and those of the Group.

Differences between the Group and the Bank businesses

Entity	Principal business activity

Clariden Leu [1]	Banking and securities

Neue Aargauer Bank	Banking (in the Swiss canton of Aargau)

BANK-now [2]	Private credit and car leasing (in Switzerland)

Financing vehicles of the Group	Special purpose vehicles for various funding activities of the Group, including for purposes of raising consolidated capital

1 Formed as of January 1, 2007 by the merger of the private banks Clariden Bank, Bank Leu, Bank Hofmann and BGP Banca die Gestione Patrimoniale, and the securities dealer Credit Suisse Fides. 2 Formed as of January 3, 2007 as a subsidiary of Credit Suisse Group. The operations comprising BANK-now were previously recorded in the Bank.

Comparison of consolidated statements of income

		Bank		Group

in	3Q08	3Q07	3Q08	3Q07

Statements of income (CHF million)

Net revenues	2,150	6,069	2,770	6,842

Total operating expenses	5,319	4,586	5,497	4,802

Income/(loss) before taxes and minority interests	(3,295)	1,479	(2,858)	2,036

Net income/(loss)	(1,455)	1,090	(1,261)	1,302

Comparison of consolidated statements of income

		Bank		Group

in	9M08	9M07	9M08	9M07

Statements of income (CHF million)

Net revenues	12,229	29,659	14,002	31,499

Total operating expenses	16,626	18,951	17,221	19,563

Income/(loss) before taxes and minority interests	(4,709)	10,676	(3,546)	11,899

Net income/(loss)	(2,607)	6,265	(2,194)	7,220

Comparison of consolidated balance sheets

		Bank		Group

end of	3Q08	4Q07	3Q08	4Q07

Balance sheet statistics (CHF million)

Total assets	1,368,973	1,333,742	1,393,599	1,360,680

Total liabilities	1,341,245	1,302,408	1,354,576	1,317,481

For information on the operating and financial review and prospects of the Bank, refer to I – Credit Suisse results on pages 6 to 18, II – Results by division on pages 19 to 44 and III – Overview of Results and Assets under Management on pages 45 to 50 These sections are included in the Credit Suisse Financial Report 3Q08.

Legal proceedings
The Bank is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Some of these actions have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts. The Bank believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Bank’s financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period.

Information on the Bank’s legal proceedings is set forth in Note 23 – Litigation in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 3Q08.
Credit Suisse is currently defending a small number of Financial Industry Regulatory Authority arbitrations filed by institutional customers in relation to the purchase and sale of auction rate securities.

Treasury and Risk Management
For information on the Bank’s treasury and risk management, refer to IV – Treasury and Risk management on pages 51 to 64 of the Credit Suisse Financial Report 3Q08.
Exhibits
No. Description

99.1 Credit Suisse Financial Report 3Q08

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE
(Registrant)

Date: October 24, 2008

By:
/s/ Brady Dougan
Brady Dougan
Chief Executive Officer

By:
/s/ Renato Fassbind
Renato Fassbind
Chief Financial Officer